Mail Stop 3561

May 24, 2007

By Facsimile and U.S. Mail

Ms. Marcy Syms
President and Chief Executive Officer
Syms Corp
One Syms Way
Secaucus, New Jersey   07094

> **Re: Syms Corp**
> **Form 10-K for the Fiscal Year Ended March 3, 2007**
> **Filed April 27, 2007**
> **File No. 1-8546**

Dear Ms. Syms:

We have reviewed your response dated May 15, 2007 to our previous letter and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 3, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Merchandise Inventory, page 9

1.   We note your response to comment 3 of letter dated May 4, 2007 regarding your use of estimates and assumptions when valuing your merchandise using the retail inventory method. Please revise your disclosure to include a discussion of your markdown of merchandise based on a one and two year cycle and the timing and use of annual physical inventory counts to adjust your merchandise inventory for shrinkage. Please quantify and disclose the effect of the significant estimates on your inventory balance for all

periods presented and whether there has been a significant change from year to year on your inventory balance. Please show us what your revised disclosure will look like.

General

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or me at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief